Exhibit 99.1

FF305

Next Day Disclosure Return

(Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares)

Instrument:	Equity issuer	Status:	New Submission
Name of Issuer:	Bilibili Inc.
Date Submitted:	26 September 2025

Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) (the “Main Board Rules”) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the “GEM Rules”).

Section I
1. Class of shares	WVR ordinary shares	Type of shares	Other type (specify in description)	Listed on the Exchange	Yes
Stock code (if listed)	09626	Description	Class Z Ordinary Shares

A. Changes in issued shares or treasury shares

Events	Changes in issued shares (excluding treasury shares)		Changes in treasury shares	Issue/ selling price per share (Note 4)	Total number of issued shares
	Number of issued shares (excluding treasury shares)	As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3)	Number of treasury shares
Opening balance as at (Note 1) 15 September 2025	332,104,069		0		332,104,069
1). Issue of new shares or transfer of treasury shares in respect of share awards or options granted to a participant (who is not a director of the issuer) under a share scheme - new shares involved Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan – options Date of changes 16 September 2025	48,467	0.0117%		USD 0.0001

Page 1 of 8	v 1.3.0

FF305

2). Issue of new shares or transfer of treasury shares in respect of share awards or options granted to a participant (who is not a director of the issuer) under a share scheme - new shares involved Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options Date of changes 17 September 2025	20,419	0.0049%	USD 0.0001

3). Issue of new shares or transfer of treasury shares in respect of share awards or options granted to a participant (who is not a director of the issuer) under a share scheme - new shares involved Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options Date of changes 18 September 2025	9,599	0.0023%	USD 0.0001

4). Issue of new shares or transfer of treasury shares in respect of share awards or options granted to a participant (who is not a director of the issuer) under a share scheme - new shares involved Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options Date of changes 19 September 2025	1,276	0.0003%	USD 0.0001

5). Issue of new shares or transfer of treasury shares in respect of share awards or options granted to a participant (who is not a director of the issuer) under a share scheme - new shares involved Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the Global Share Incentive Plan - options Date of changes 22 September 2025	5,300	0.0013%	USD 0.0001

6). Issue of new shares or transfer of treasury shares in respect of share awards or options granted to a participant (who is not a director of the issuer) under a share scheme - new shares involved Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options Date of changes 22 September 2025	3,532	0.0009%	USD 0.0001

Page 2 of 8	v 1.3.0

FF305

7). Issue of new shares or transfer of treasury shares in respect of share awards or options granted to a participant (who is not a director of the issuer) under a share scheme - new shares involved Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options Date of changes 23 September 2025	5,000	0.0012%		USD 0.0001

8). Issue of new shares or transfer of treasury shares in respect of share awards or options granted to a participant (who is not a director of the issuer) under a share scheme - new shares involved Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options Date of changes 24 September 2025	8,067	0.002%		USD 0.0001

9). Issue of new shares or transfer of treasury shares in respect of share awards or options granted to a participant (who is not a director of the issuer) under a share scheme - new shares involved Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options Date of changes 25 September 2025	10,162	0.0025%		USD 0.0001

10). Other (please specify) Conversion of Class Y ordinary shares to Class Z ordinary shares Date of changes 25 September 2025	400,000%

Closing balance as at (Notes 5 and 6) 25 September 2025	332,615,891		0		332,615,891

B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) Not applicable

2. Class of shares	Ordinary shares	Type of shares	Other type (specify in description)	Listed on the Exchange	No
Stock code (if listed)	N/A	Description	Class Y Ordinary Shares

A. Changes in issued shares or treasury shares

Page 3 of 8	v 1.3.0

FF305

Events	Changes in issued shares (excluding treasury shares)		Changes in treasury shares	Issue/ selling price per share (Note 4)	Total number of issued shares
	Number of issued shares (excluding treasury shares)	As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3)	Number of treasury shares
Opening balance as at (Note 1) 15 September 2025	81,100,010		0		81,100,010
1). Other (please specify) Conversion of Class Y ordinary shares to Class Z ordinary shares Date of changes 25 September 2025	-400,000%
Closing balance as at (Notes 5 and 6) 25 September 2025	80,700,010		0		80,700,010

B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) Not applicable

Remarks:

1)  The percentages as stated in the above “changes in issued shares (excluding treasury shares) as a % of existing number of issued shares (excluding treasury shares) before the relevant event” column were calculated based on the Company’s total number of issued shares of 413,204,079 shares (comprising 81,100,010 Class Y ordinary shares and 332,104,069 Class Z ordinary shares).

2)  The balance of Class Z ordinary shares excludes 7,518,209 Class Z ordinary shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

Page 4 of 8	v 1.3.0

FF305

Confirmation

Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each issue of shares or sale or transfer of treasury shares as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable:

(Note 7)

(i)	all money due to the listed issuer in respect of the issue of shares, or sale or transfer of treasury shares has been received by it;

(ii)	all pre-conditions for the listing imposed by the Main Board Rules / GEM Rules under “Qualifications of listing” have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 8);

(v)

all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer;

(vii)

completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)

the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Notes to Section I:

1.

Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later.

2.

Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer’s Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.

3.

The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return.

Page 5 of 8	v 1.3.0

FF305

4.	In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”.

Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given.

5.	The closing balance date is the date of the last relevant event being disclosed.

6.

For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled.

If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B.

7.	Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases.

8.	“Identical” means in this context:

-	the securities are of the same nominal value with the same amount called up or paid up;

-

they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

-	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

Page 6 of 8	v 1.3.0

FF305

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).

Repurchase report	Not applicable

Page 7 of 8	v 1.3.0

FF305

Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B.

Report of on-market sale of treasury shares	Not applicable

Submitted by:	Xin Fan
(Name)

Title:	Joint Company Secretary
(Director, Secretary or other Duly Authorised Officer)

Page 8 of 8	v 1.3.0